# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NET Power Inc., CIK 0001845437
CUSIP: 64107A105
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 11700 Katy Freeway, Suite 700, Houston, Texas (TX), 77079
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0001981100
Persons authorized to receive notices and communications: Min Lee, 8 Rivers Capital, LLC, 406 Blackwell Street, 4th Floor, Durham, North Carolina (NC), 27701, 919-667-1800

## Reporting persons
- 8 RIVERS CAPITAL, LLC (CIK 0001981100): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 18,972,780; sole dispositive power 0; shared dispositive power 18,972,780; aggregate amount beneficially owned 18,972,780 (17.86% of the class)
  Comment: Row 8, 10 and 11.
  
  Beneficial ownership of shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of NET Power Inc. (the "Issuer") is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of Schedule 13D (as defined below), as amended by this Amendment No. 12 (as defined below).
  
  Represents (i) 1,242,900 shares of Class A Common Stock held directly by NPEH and (ii) 17,729,880 Class A Units of NET Power Operations LLC ("Opco Units") held directly by NPEH, LLC ("NPEH"), that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock"), of the Issuer held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13.
  
  Based upon (i) 88,480,681 shares of Class A Common Stock issued and outstanding as of August 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 13, 2026 (the "Issuer Form 10-Q"), and (ii) 1,242,900 shares of Class A Common Stock held directly by NPEH and 17,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- NPEH, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,972,780; sole dispositive power 0; shared dispositive power 18,972,780; aggregate amount beneficially owned 18,972,780 (17.86% of the class)
  Comment: Row 8, 10 and 11.
  
  Represents 1,242,900 shares of Class A Common Stock and 17,729,880 Opco Units held directly by NPEH that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B Common Stock held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13.
  
  Based upon (i) 88,480,681 shares of Class A Common Stock issued and outstanding as of August 11, 2026, as reported in the Issuer Form 10-Q and (ii) 1,242,900 shares of Class A Common Stock held directly by NPEH and 17,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- DAMIAN BEAUCHAMP: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 18,972,780; sole dispositive power 0; shared dispositive power 18,972,780; aggregate amount beneficially owned 18,972,780 (17.86% of the class)
  Comment: Rows 8, 10 and 11:
  
  Mr. Beauchamp directly owns 100% of the outstanding equity of each of Tillandsia, Inc. ("Tillandsia"), Areca, Inc. ("Areca"), and Chamaedorea, Inc. ("Chamaedorea"). Each of Tillandsia, Areca and Chamaedorea directly owns approximately 17.30%, 23.97% and 22.42%, respectively, or an aggregate of approximately 63.70% of the voting units of 8 Rivers Capital, LLC ("8 Rivers"), and Mr. Beauchamp directly owns approximately 3.83% of the voting units of 8 Rivers. 8 Rivers owns approximately 90.8% of the outstanding equity of NPEH and is the manager of NPEH and may be deemed to beneficially own the shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. Because of the foregoing relationships, Mr. Beauchamp may be deemed to beneficially own the shares of Class A Common Stock that may be beneficially owned by 8 Rivers.
  
  Row 13:
  
  Based upon (i) 88,480,681 shares of Class A Common Stock issued and outstanding as of August 11, 2026, as reported in the Issuer Form 10-Q and (ii) 1,242,900 shares of Class A Common Stock held directly by NPEH and 17,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- 8RCH, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 8, 10, 11 and 13:
  
  As of August 17, 2026, Mr. Beauchamp directly owns 100% of the outstanding equity of each of Tillandsia, Areca, and Chamaedorea, pursuant to an assignment of 50% the outstanding equity of each of Tillandsia, Areca, and Chamaedorea by 8RCH, LLC ("8RCH") to Mr. Beauchamp (the "Assignment"). Following the Assignment, 8RCH no longer beneficially owns 5% or greater of the Issuer's Class A Common Stock, and is therefore no longer a Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: NET Power Inc.
Address of issuer's principal executive offices: 11700 Katy Freeway, Suite 700, Houston, Texas (TX), 77079
Comment: This Amendment No. 12 ("Amendment No. 12") to Schedule 13D amends the statement on Schedule 13D originally filed by each of 8 Rivers Capital, LLC ("8 Rivers"), NPEH, LLC ("NPEH"), SK Inc. ("SK"), Tillandsia, Inc. ("Tillandsia"), Areca, Inc. ("Areca") and Chamaedorea, Inc. ("Chamaedorea") on June 20, 2023, as amended by Amendment No. 1 on May 28, 2024, as amended by Amendment No. 2 on September 23, 2024, as amended by Amendment No. 3 on October 21, 2024, as amended by Amendment No. 4 on November 26, 2024, as amended by Amendment No. 5 on July 17, 2025, as amended by Amendment No. 6 on August 1, 2025, as amended by Amendment No. 7 on October 29, 2025, as amended by Amendment No. 8 on November 4, 2025, as amended by Amendment No. 9 on December 9, 2025, as amended by Amendment No. 10 on January 28, 2026, and as amended by Amendment No. 11 on May 14, 2026 (the "Schedule 13D"), and is filed by each of 8 Rivers, NPEH, Damian Beauchamp ("Mr. Beauchamp") and 8RCH, LLC ("8RCH"), (each, a "Reporting Person" and collectively the "Reporting Persons"). Capitalized terms used but not defined in this Amendment No. 12 shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to a previously executed assignment (the "Assignment"), 8RCH assigned to Mr. Beauchamp all of the outstanding equity of each of Tillandsia, Areca and Chamaedorea held by 8RCH, representing 50% of the outstanding equity of each such entity. On August 17, 2026, 8 Rivers accepted and recorded the resulting change in the indirect ownership of the voting units of 8 Rivers held by Tillandsia, Areca and Chamaedorea, and the Assignment became effective as to 8 Rivers on that date. 8RCH was a disregarded entity wholly owned by Mr. Beauchamp, and immediately prior to the Assignment Mr. Beauchamp directly owned 100% of the interests of 8RCH. The Assignment therefore effected a restructuring of the manner in which Mr. Beauchamp holds his interests in Tillandsia, Areca and Chamaedorea, and did not result in any acquisition or disposition of, or any change in, the beneficial ownership of shares of Class A Common Stock by Mr. Beauchamp. Following the Assignment, Mr. Beauchamp directly owns 100% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea, and 8RCH holds no direct or indirect interest in the Issuer. Accordingly, 8RCH is no longer the beneficial owner of more than five percent (5%) of the Class A Common Stock and, as of August 17, 2026, ceases to be a Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

Between May 14, 2026, and August 17, 2026, NPEH sold 1,722,100 shares of Class A Common Stock held by it.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is hereby incorporated by reference in its entirety into this Item 5.

The percentages reported in this Amendment No. 12 are calculated based upon (i) 88,480,681 shares of Class A Common Stock issued and outstanding as of August 11, 2026, as reported in the Issuer Form 10-Q and (ii) 1,242,900 shares of Class A Common Stock held directly by NPEH and 17,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
Transactions in the class effected during the past sixty days: Except as described in Schedule 13D and this Amendment No. 12, no transactions in the class of securities reported have been effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Other than as described in this Amendment No. 12, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Amendment No. 12.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Assignment described in Item 2, 8RCH ceased to be the beneficial owner of more than five percent (5%) of the outstanding Class A Common Stock on August 17, 2026.

## Signatures
- 8 RIVERS CAPITAL, LLC: /s/ Min Lee, Min Lee, General Counsel (08/17/2026)
- NPEH, LLC: /s/ Min Lee, Min Lee, General Counsel / By: 8 Rivers Capital, LLC, its Manager (08/17/2026)
- DAMIAN BEAUCHAMP: /s/ Damian Beauchamp, Damian Beauchamp (08/17/2026)
- 8RCH, LLC: /s/ Damian Beauchamp, Damian Beauchamp, Authorized Person (08/17/2026)